Exhibit 21.1
SUBSIDIARIES OF NASH-FINCH COMPANY
As of December 30, 2006

Subsidiary	State of
Corporation	Incorporation
Erickson’s Diversified Corporation	Wisconsin

GTL Truck Lines, Inc.	Nebraska

Hinky Dinky Supermarkets, Inc.	Nebraska

Super Food Services, Inc.	Delaware

T.J. Morris Company	Georgia

U Save Foods, Inc.	Nebraska

NFCG, LLC	Delaware

Piggly Wiggly Northland Corporation	Minnesota

Nash Finch Funding Corp.	Delaware

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